SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)

                             M & F Worldwide Corp.
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                               (Name of issuer)

                    Common Stock, par value $.01 per share
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                        (Title of class of securities)

                                   552541104
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                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 14, 2004
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                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

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CUSIP No. 552541104                 13D                  Page  2  of 6 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Mafco Holdings Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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       NUMBER OF           7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  0
        OWNED BY           ----------------------------------------------------
          EACH
       REPORTING           8   SHARED VOTING POWER
         PERSON
          WITH                      7,748,000
                           ----------------------------------------------------

                           9   SOLE DISPOSITIVE POWER

                                    0
                           ----------------------------------------------------

                           10  SHARED DISPOSITIVE POWER

                                    7,748,000

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,748,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.1%
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14       TYPE OF REPORTING PERSON

                  CO
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

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CUSIP No. 552541104                13D                  Page   3   of 6 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  |_|
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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       NUMBER OF
         SHARES            7    SOLE VOTING POWER
      BENEFICIALLY
        OWNED BY                     0
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            8    SHARED VOTING POWER
          WITH
                                     7,248,000
                           ----------------------------------------------------

                           9    SOLE DISPOSITIVE POWER

                                     0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                     7,248,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,248,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.5%
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14       TYPE OF REPORTING PERSON

            CO
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



         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003 and Amendment No. 19 thereto dated November 14, 2003 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group Inc., a Delaware corporation ("Mafco Consolidated Group"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following at the end thereof:

         "Mafco Consolidated Group acquired the Amendment No. 20 Open Market Shares (as defined below) in the open market for an aggregate purchase price of $2,599,880, or a price of approximately $13.00 per share, which funds were obtained from cash on hand."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following at the end thereof:

         (a)-(b) As of September 15, 2004, based upon information provided by the Company, there were 18,837,337 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated Group beneficially owns 7,248,000 shares of Common Stock, representing approximately 38.5% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 7,248,000 shares of Common Stock beneficially owned by Mafco Consolidated Group and the 500,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,748,000 shares of Common Stock, representing approximately 40.1% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of Mafco Holdings' ownership of 100% of the common stock of Mafco Consolidated Group and Mr. Perelman's 100% ownership of Mafco Holdings' common stock.

         (c) The following transactions were effected during the past 60 days by the persons named above:

         On August 9, 2004, Howard Gittis acquired 50,000 shares of Common Stock in the open market for an aggregate purchase price of $637,138, as follows:

                No. of Shares                          Purchase Price Per Share
                -------------                          ------------------------
                      200                                        $12.49
                      200                                        $12.52
                      600                                        $12.53
                      500                                        $12.56
                      200                                        $12.58
                      200                                        $12.60
                      200                                        $12.64
                     7,900                                       $12.65
                    16,600                                       $12.70
                    17,800                                       $12.80
                      600                                        $12.81
                      100                                        $12.83
                     4,900                                       $12.90


         On September 14, 2004, Mafco Consolidated Group acquired 200,000 shares of Common Stock (the "Amendment No. 20 Open Market Shares") in the open market for an aggregate purchase price of $2,599,880, or a price of approximately $13.00 per share.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 15, 2004


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.


                                            By: /s/ Barry F. Schwartz
                                               -------------------------------
                                               Barry F. Schwartz
                                               Executive Vice President &
                                                 General Counsel